Exhibit 10.2
EXECUTION COPY
EMPLOYMENT AGREEMENT
     THIS EMPLOYMENT AGREEMENT (the “Agreement”) is made as of this 24th day of June, 2011 between MEDICIS PHARMACEUTICAL CORPORATION, a corporation organized under the laws of the State of Delaware (the “Company”) with offices located at 7720 North Dobson Road, Scottsdale, Arizona and Jonah Shacknai (the “Executive”) with an address of 7720 North Dobson Road, Scottsdale, Arizona:
WITNESSETH:
     WHEREAS, the Company and the Executive desire to enter into the Agreement whereby the Executive will continue to provide personal services to the Company as Chairman and Chief Executive officer; and
     WHEREAS, in its business, the Company has developed and uses valuable technical and nontechnical information including information relating to development, use, manufacture and marketing of certain biologically-active compounds, and it is necessary for the Company to protect certain of the information either by patents, copyrights, or by holding it secret or confidential; and
     WHEREAS, the aforesaid information is vital to the success of the Company’s business, and the Executive through his activities may become acquainted therewith, and may contribute thereto, either through research, inventions, discoveries or otherwise; and
     WHEREAS, in the course of his employment, the Executive has gained and will gain knowledge of the business affairs, finances, management, marketing programs and philosophy, customers and methods of operation of the Company; and
     WHEREAS, the Company would suffer irreparable harm if the Executive were to use such knowledge, information and business acumen in competition with the Company,
     NOW, THEREFORE, in consideration of the continued employment of Executive by the Company as Chairman and Chief Executive Officer, the above premises and the mutual agreements hereinafter set forth, the receipt, adequacy and sufficiency of which is hereby acknowledged, the parties agree as follows:
     1. Definitions.
     (a) “Business of the Company” shall mean and include the business of developing, manufacturing, marketing, selling and using certain chemical compounds for use in the dermatologic industry or such other businesses as the Company derived substantial revenues from, which revenues exceed twenty (20%) percent of the Company’s gross annual revenues in the Company’s most recent fiscal year.
     (b) “Competing Business” shall mean any business which is the same or essentially the same as the Business of the Company.

     (c) “Confidential Information” shall mean all non public customer lists, sales and marketing information, customer account records, training and operations material and memoranda, trade secrets, strategic planning materials and information product development plans, scientific and technical information, personnel records, pricing information, and financial information concerning or relating to the business, accounts, customers, employees and affairs of the Company, obtained by or furnished, disclosed or disseminated to the Executive, or obtained, assembled or compiled by the Executive or under his supervision during the course of his employment by the Company, and all physical embodiments of the foregoing, all of which are hereby agreed to be the property of and confidential to the Company, but Confidential Information shall not include any of the foregoing to the extent the same is or becomes publicly known through no fault or breach of this Agreement by the Executive.
     2. Terms of Employment; Duties.
     (a) The Company employs the Executive as Chairman of the Board of Directors of the Company, and Chief Executive Officer of the Company, and the Executive accepts such employment with the Company in that capacity subject to the terms and conditions hereof. The Executive shall in such office have the responsibilities which include presiding over and participating in deliberations of the Board as its Chairman and as a member of the Board; serving on the Executive Committee of the Board; exercising ultimate responsibility on a reporting basis for sales, marketing, research and development, operations, regulatory compliance, finance, personnel, corporate development, public and shareholder relations and governmental relations activities of the Company; exercising ultimate responsibility for strategic planning and evaluation, and serving as Company’s official spokesman and representative in all matters.
     (b) Throughout his employment hereunder, the Executive shall continue to work on average a minimum of four (4) days per week, including but not limited to, conventions, meetings and off-site activities, to the fulfillment of the duties of his employment, with full recognition of his other obligations as designated hereinafter which may occur outside the Company’s headquarters in the Phoenix Metropolitan area. The Executive shall conduct such business activities at the Company’s headquarters at 7720 North Dobson Road, Scottsdale, Arizona, or from such other headquarters located in the greater Phoenix area as the Company may determine. Alternatively, the Executive shall be available during the business week to meet with Company personnel, attend telephonic meetings, and participate in other corporate matters from his home during the normal business week and/or at such other times as the Executive may be available, provided that the Executive’s children are not in his care at such time. It is expressly understood and agreed that the Executive may not be available for corporate matters during such times that he is providing care for his children. Further, the Company acknowledges and agrees that the participation by the Executive in philanthropic, community education and/or charitable activities during the normal business week shall be considered to be in furtherance of the Executive’s duties of his employment with the Company.
     3. Compensation and Related Matters.
     (a) For his services hereunder, the Company shall pay to the Executive the compensation and provide the benefits set forth in Exhibit A attached hereto and incorporated herein as part of this Agreement and such benefits as are otherwise provided for herein.

     (b) The Executive shall be eligible to fully participate in all present or future pension, retirement, medical, dental, disability, life insurance or any other employee benefit plans of the Company (including, without limitation, any supplemental executive retirement plan adopted by the Company), and in addition, the Executive shall be eligible to fully participate in all present or future incentive compensation, bonus, profit sharing, stock option or stock purchase plans of the Company as and to the extent granted or approved and determined by the Board of Directors of the Company, subject to the provisions of Exhibit A hereof.
     (c) Provided that the Executive maintains a satisfactory or better level of performance, he shall remain fully eligible for an annual cash bonus at the discretion of the Company’s executive compensation committee of its board of directors.
     (d) The Company shall provide the Executive with eight (8) weeks of paid vacation time per year. The Executive shall endeavor to schedule such vacation time in a manner that will not material detract from the Executive’s performance of his duties. In the event the Executive’s employment terminates for any reason, whether voluntary or involuntary, the Company shall, no later than thirty (30) days after the Date of Termination, make a payment to the Executive for the value of all unused vacation.
     4. Term and Termination of This Agreement.
     (a) The Executive’s employment under this Agreement shall be for the period commencing on June 24, 2011 and expiring on June 30, 2016 (the “Term”), subject however to the earlier termination thereof pursuant to the provisions of this Agreement.
     (b) The term of the Executive’s employment hereunder may be terminated prior to the expiration of the Term (or any extension thereof) in the following events:
          (i) termination by mutual agreement of the parties;
          (ii) termination by the Company without Cause upon sixty (60) days’ written notice to the Executive, as provided for in Section 5(a)(iii);
          (iii) termination upon the Executive’s death or Disability as defined in and as provided for in Section 5(a)(v);
          (iv) termination of the Executive for Cause, as provided for in Sections 5(a)(ii) and 7;
          (v) resignation by the Executive for Good Reason, as provided for in Sections 5(a)(iii) and 8;
          (vi) termination of the Executive arising as a result of Change in Ownership or Control, as provided for in Sections 5(a)(iii) and 9; or
          (vii) voluntary resignation by the Executive for reasons other than those falling within paragraph (i), (v) or (vi) herein.

     5. Payments Upon Termination or Expiration of Term.
     (a) In the event that the Executive’s employment hereunder is terminated pursuant to Section 4(b) above, the Company shall pay to Executive the following amounts within thirty (30) days of such termination or as otherwise set forth below:
          (i) If the Executive’s employment is terminated pursuant to subsection 4(b)(i), the Company shall pay to the Executive all amounts owing to the Executive as Annual Compensation through the Date of Termination (as defined herein), consisting of Base Salary through the end of the calendar month from the Date of Termination and a pro rata bonus based upon the Executive’s prior year’s bonus.
          (ii) If the Executive’s employment is terminated by the Company for Cause (as defined in Section 7 herein) pursuant to subsection 4(b)(iv), or if the Executive voluntarily resigns his employment pursuant to Section 4(b)(vii), the Company shall pay to the Executive all amounts owing to the Executive as Base Salary through the end of the calendar month of the Date of Termination.
          (iii) (a) If the Executive’s employment is terminated by the Company without Cause (Section 4(b)(ii)), or in the event of the termination of this Employment Agreement pursuant to Section 4(b)(v) and Section 8 herein (Resignation by Executive For Good Reason), or in the event the Company shall terminate this Employment Agreement for any reason other than pursuant to Section 4(b)(iv) (Cause) or Section 4(b)(iii) (death or Disability), or Section 4(b)(vi) and Section 9 (Termination of Employment as a Result of Change in Ownership or Control):
•	the Company shall pay the Executive his then current annual compensation, and a pro rata bonus based on the Executive’s prior year’s bonus, through the Date of Termination.

•	in lieu of any further salary payments to the Executive for periods subsequent to the Date of Termination, the Company shall pay as severance to the Executive within thirty (30) days following the Date of Termination (on such date as is determined by the Company), a lump sum payment equal to the number of months remaining from the Date of Termination until the expiration date of this Employment Agreement, divided by twelve (12), times the sum of (a) the Executive’s annual Base Salary at the highest rate in effect during the twelve (12) months immediately preceding the Date of Termination and (b) the average of the annual bonus payments, if any, paid to the Executive in the preceding three (3) years, provided, however, that in no event shall the amount of such payment exceed three (3) times the sum of (A) the Executive’s annual Base Salary at the highest rate in effect during the twelve (12) months immediately preceding the Date of Termination and (B) the average of the Annual bonus payments, if any, paid to the Executive in the preceding three (3) years.

•	the Company shall pay all other damages to which the executive may be entitled as a result of the Company’s termination of his employment under this Agreement, except for Cause, including damages for any and all loss of benefits to the Executive under the employee benefit plans which he would have received had this Agreement not been terminated for reasons set forth in subsections 4(b)(ii), 4(b)(v) and 4(b)(vi) herein, and had the Executive’s employment continued for the full Term, or for the full period of any extension of the term, and including all legal fees and expenses incurred by the Executive in contesting or disputing any such termination or in seeking to obtain or enforce any right or benefit provided by this Employment Agreement.
          (iii) (b) In the event of the termination of this Employment Agreement pursuant to Section 4(b)(vi) and Section 9 herein (Termination of Employment as a Result of Change in Ownership or Control):
•	the Company shall pay the Executive his then current annual compensation, and a pro rata bonus based on the Executive’s prior year’s bonus, through the Date of Termination.

•	in lieu of any further salary payments to the Executive for periods subsequent to the Date of Termination, the Company shall pay as severance to the Executive within thirty (30) days following the Date of Termination (on such date as is determined by the Company), a lump sum payment equal to three (3) times the sum of (a) the Executive’s annual Base Salary at the highest rate in effect during the twelve (12) months immediately preceding the Date of Termination and (b) the average of the annual bonus payments, if any, paid to the Executive in the preceding three (3) years.

•	the Company shall pay all other damages to which the Executive may be entitled as a result of the Company’s termination of his employment under this Agreement, except for Cause, including damages for any and all loss of benefits to the Executive under the employee benefit plans which he would have received had this Agreement not been terminated for reasons set forth in subsections 4(b)(ii) 4(b)(v) and 4(b)(vi), herein, and had the Executive’s employment continued for the full Initial Term, or for the full period of any extension or automatic renewal, and including all legal fees and expenses incurred by the Executive in contesting or disputing any such termination or in seeking to obtain or enforce any right or benefit provided by this Employment Agreement.
          (iv) If Executive’s employment is terminated pursuant to subsection 4(b)(iii) by reason of Executive’s death, the Company agrees to pay to the legal representative of his estate, for a period of twenty-four (24) months (commencing with the Date of Termination), an amount equal to and payable at the same rate at his then current Base Salary.
          (v) During any period that the Executive fails to perform his duties hereunder as a result of incapacity due to his physical or mental or emotional illness, the Executive shall continue to receive his full Base Salary along with any bonus payments awarded by the Board of Directors until the Executive returns to his duties or until his employment is terminated for reason of Disability pursuant to Section 4(b)(iii).
          “Disability” shall mean the inability of the Executive to perform the duties of Chairman and Chief Exchange Officer of the Company due to physical, mental or emotional incapacity or illness, where such inability is expected to result in death or to be of long-continued and indefinite duration, but in no event shall such duration be less than One Hundred Eighty (180) consecutive days. The determination of “Disability” shall be made by the Board of Directors of the Company (“the Board”) and the Executive, as determined by an independent physician selected by both the Board and the Executive. In the event of such Disability, the Company may, at its election and by providing written notice thereof to the Executive within sixty (60) days after such determination, terminate the Executive’s employment hereunder effective on the date set forth in such notice. If the Board or the Company does not timely give notice to the Executive of its election to terminate the Executive for such Disability, then the Company shall be deemed to have waived its right to terminate the Executive based upon such Disability.
          After such termination because of the Executive’s Disability, the Executive shall be paid, in substantially equal monthly installments, one hundred percent (100%) of his Base Salary (at the rate in effect at the time Notice of Termination is given) for twenty-four (24) months, and thereafter an annual amount equal to fifty percent (50%) of such Base Salary for the balance of the Term, but in no event for less than a twelve (12) month period.
     (b) Should any payment or provision of benefit provided for in Section 5 constitute an “excess parachute payment” as defined in Section 280G of the Internal Revenue Code of 1986 and the regulations and interpretations of the Internal Revenue Service promulgated thereunder, the successor to the Company shall make all payments and provide all benefits to the Executive as set forth in this Section 5, subject to the provisions of Exhibit B hereof.
     (c) Unless the Executive is terminated for Cause pursuant to Section 4(b)(iii) or voluntarily resigns his employment pursuant to Section 4(b)(vii), the Company shall maintain in full force and effect, for the continued benefit of the Executive, for a period of three (3) years following the Date of Termination all employee benefit plans and programs in which Executive was entitled to participate immediately prior to the Date of Termination, provided that the

Executive’s continued participation in such employee benefit plans is possible under the general terms and provisions of such plans and programs. In the event that the Executive’s participation in any such plan or program is barred at any time during this three (3) year period, the Company shall arrange to provide the Executive with benefits substantially similar to those which the Executive would otherwise have been entitled to receive under such plans and programs from which his continued participation is barred, or alternatively, to provide to the Executive the economic after-tax equivalent of the participation in all of said employee benefit plans in which the Executive’s participation is barred. At the end of the period of coverage, the Executive shall have the option to have assigned to him at no cost and with no apportionment of prepaid premiums any assignable insurance policy owned by the Company which relate specifically to the Executive.
(d) (i) In addition to the foregoing, if the Executive’s employment is terminated by the Company without Cause pursuant to Section 4(b)(ii), upon the Executive’s death or Disability pursuant to Section 4(b)(iii), upon the Executive’s resignation for Good Reason pursuant to Section 4(b)(v), as a result of a Change in Ownership or Control pursuant to Section 4(b)(vi), or upon the expiration of the Term, all stock options, restricted stock, restricted stock units or stock appreciation rights, if any, awarded to the Executive on or before the Date of Termination under the Company’s equity incentive plans (the “Equity Incentives”), shall immediately vest to the Executive’s benefit or the benefit of the Executive’s estate, in the event of his death. Further, the Executive shall retain the right to exercise all options or stock appreciation rights that are Equity Incentives (the “Options”) for the full term(s) thereof, and the Company shall take all actions as are necessary to transfer the Options from the Company’s qualified stock option plan(s) to the Company’s nonqualified stock option plan(s) or such other plans as may be applicable. The intent of this provision is to ensure that in the event of termination of the Executive’s employment for reasons referenced in this subsection, or upon expiration of the Term, the Executive shall be fully vested in the Equity Incentives and shall have the full term of each such Option or Options to exercise the same.
          (ii) In the event the Executive’s employment is terminated in accordance with Section 4(b)(vi) and, as a consequence of such Change in Ownership or Control, the Executive’s right to exercise the Options is terminated prior to the expiration of such rights as provided under Section 5(d)(i) above without the receipt of cash compensation therefore, then the Executive shall have the right to a payment for such Options in an amount equal to the amount calculated under Section 9(b)(ii)(A).
     (e) The Executive shall not be required to mitigate the amount of any payment provided for in this Section 5 by seeking other employment or otherwise, and no compensation earned by the Executive after his termination of employment with the Company shall be applied to offset any payment provided for in this Agreement.
     (f) Any termination of the Executive’s employment by the Company or by the Executive (other than termination by reason of the Executive’s death) shall be communicated by written Notice of Termination to the other party hereto in accordance with provisions set forth in this Agreement.

     (g) “Date of Termination” shall mean:
          (i) if the Executive’s employment is terminated by his death, the date of his death,
          (ii) if the Executive’s employment is terminated by reason of the Executive’s Disability, sixty (60) days after Notice of Termination is given (provided that the Executive shall not have returned to the performance of his duties on a reasonable full-time basis during such sixty (60) day period),
          (iii) if the Executive’s employment is terminated for any other reason, the date specified in the Notice of Termination; provided that if within sixty (60) days after the Notice of Termination is given the party receiving such Notice of Termination notifies the other party that a dispute exists concerning the termination, the Date of Termination shall be the date on which said dispute is finally determined, either by mutual written agreement of the parties, or by a final arbitration award as provided for in Section 18 (the time for appeal therefrom having expired and no appeal having been perfected), and
          (iv) if the Term expires, the expiration date.
     (h) Except in the event the Agreement is terminated for Cause as defined in and pursuant to the terms of Section 7, the Company shall provide the Executive, at a cost to the Executive identical to the Executive’s health insurance premium, with coverage under the Company’s Health/Medical and Dental plans for the Executive and for all eligible dependents of the Executive. Such coverage shall be provided for the remainder of the life of the Executive. Pursuant to this subsection (h), the Company shall provide the Executive and the Executive’s eligible dependents with coverage identical to that provided by the Company to its senior officers at the time of this Agreement. Whether the Executive’s dependents are “eligible” dependents in a given calendar year shall be determined under the terms and conditions of the Health/Medical and dental plans, assuming that the Executive and the Executive’s dependents would have participated in such plans.
     (i) If the Executive’s employment is terminated by the Company without Cause (Section 4(b)(ii)), or in the event of a termination of the Executive’s employment arising as a result of a Change in Ownership or Control as provided for in Sections 5(a)(iii) and 9, the Company will provide the Executive with a STIPEND of Seventy Five Thousand ($75,000) annually for administrative support and services. Said STIPEND shall be made to the Executive for a period of three (3) years following the Date of Termination, or for the balance of the term of this amended Agreement, whichever is greater, and shall be provided semi-annually commencing on the first day of the month following the Date of Termination.
     (j) Notwithstanding anything to the contrary contained in the Agreement, in the event the Agreement is extended beyond June 30, 2016, the terms of the Agreement setting forth the payments by the Company to the Executive, and the other entitlements of the Executive, to be provided upon the termination by the Company of the Executive’s employment, including but not limited to a termination of employment as a result of Change in Ownership or Control of the

Company as provided in Section 9 of the Agreement, or to be provided upon the resignation by the Executive of his employment for Good Reason as provided in Section 8 of the Agreement, shall remain in full force and effect for the duration of such extension term.
     (k) Effect of Section 409A of the Code. Notwithstanding anything to the contrary in this Agreement, if, upon the advice of its counsel, the Company determines that any payments or benefits to be provided to Executive pursuant to this Agreement is or may become subject to the additional tax under Section 409A(a)(1)(B) of the Code or any other taxes or penalties imposed under Section 409A (“409A Taxes”) if provided at the time otherwise required under this Agreement, then:
(A)	(i) Such payments shall be delayed until the date that is six months after the date of Executive’s “separation from service” (as such term is defined under Section 409A) with the Company, or such shorter period that, in the opinion of such counsel, is sufficient to avoid the imposition of 409A Taxes (the “Payments Delay Period”), and (ii) such payments shall be increased by an amount equal to interest on such payments for the Payments Delay Period at a rate equal to the rate of earnings then credited on accounts in the Company’s Deferred Compensation Plan, or any successor plan.

(B)	(i) With respect to the provision of such benefits, for a period of six months following the date of Executive’s “separation from service” (as such term is defined under Section 409A) with the Company, or such shorter period, that, in the opinion of such counsel, is sufficient to avoid the imposition of 409A Taxes (the “Benefits Delay Period”), Executive shall be responsible for the full cost of providing such benefits, and (ii) on the first day following the Benefits Delay Period, the Company shall reimburse Executive for the costs of providing such benefits imposed on Executive during the Benefits Delay Period, plus interest accrued at a rate equal to the rate of earnings then credited on accounts in the Company’s Deferred Compensation Plan, or any successor plan.

(C)	The Company shall fund any payments to Executive that are to be delayed as a result of the imposition of a Payment Delay Period (including the interest to be paid with respect to such delayed payments) and/or any payments that are expected to be paid to Executive as a result of the imposition of a Benefits Delay Period (including any interest to be paid with respect thereto) (collectively, the “Delayed Payments”) by establishing and irrevocably funding a trust for the benefit of Executive. Such trust shall be a grantor trust described in Section 671 of the Code. The trust shall provide for distribution of amounts to Executive in order to pay taxes, if any, that become due prior to payment of the

Delayed Payments pursuant to the trust. The amount of such fund shall equal a good faith estimate of the Delayed Payments determined by the Company in consultation with Executive. The establishment and funding of such trust shall not affect the obligation of the Company to pay the Delayed Payments pursuant to this Section 5(k).
(D)	Executive will be considered to have terminated employment with the Company only when Executive incurs a “separation from service” with the Company within the meaning of Treasury Regulation Section 1.409A-1(h).

(E)	The severance and benefit payments payable under Sections 5(a)(i), 5(a)(ii), 5(a)(iii)(a), 5(a)(iii)(b), 5(c), and 5(h) and the stipend payable under Section 5(i), shall be construed to be compliant payments that are payable in connection with Executive’s “separation from service.” The lump sum severance payments payable under Sections 5(a)(i), 5(a)(ii), 5(a)(iii) and 5(c) shall be paid within thirty (30) days following the Date of Termination (on such date as is determined by the Company). The severance payments payable under Section 5(a)(iv) shall be construed to be compliant payments that are payable in connection with Executive’s death.

(F)	The provision of continued benefits pursuant to Sections 5(c), 5(h) and 6(b) shall be provided in a manner that is exempt from Section 409A of the Code in accordance with Treasury Regulation Section 1.409A-1(a)(5), and, to the extent such continued benefits are not exempt from Section 409A, in a manner that complies with Section 409A in accordance with Treasury Regulation Section 1.409A-3(i)(1)(iv). For the avoidance of doubt, the Executive shall not be entitled to payments under Section 5(c)(i) and 5(h) for the same benefit at the same time.

(G)	The payment of damages under the third paragraph of Section 5(a)(iii)(a) and the third paragraph of Section 5(a)(iii)(b) shall be construed to be exempt payments of settlements or awards resolving bona fide legal claims in accordance with Treasury Regulation Section 1.409A-1(b)(11) and paid in a manner consistent with such intent; provided, however, that if the payment of such damages cannot be provided in a manner that is exempt from Section 409A, such payment shall be made in a cash lump sum payment within five (5) days from the date such obligation arises.

(H)	The tax gross-up payments payable under Sections 5(b), 9(b)(A) and 9(c) shall be paid in a manner that complies with Section 409A in accordance with Treasury Regulation Section 1.409A-3(i)(1)(v), including, without limitation, that each such gross-up payment shall be made by the end of the Executive’s taxable year next following the Executive’s taxable year in which the Executive remits the related taxes.

(I)	The reimbursement of expenses and/or provision of in-kind benefits under Sections 9(c), 15, 16 and 17 shall be provided in a manner that complies with Section 409A in accordance with Treasury Regulation Section 1.409A-3(i)(1)(iv), including, without limitation, that the reimbursement of expenses or provision of in-kind benefits in Executive’s taxable year may not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year.
     6. Reserved.
     7. Termination for Cause.
     (a) If the Company reasonably shall determine that there are grounds for discharging the Executive for Cause (as hereinafter defined), the Company may, through the Board, at its election within thirty (30) days thereafter, give the Executive notice of its intention to terminate the Executive for Cause, stating the grounds for termination and specifying a date, within thirty (30) days of such notice, on which the Executive shall be given an opportunity to discuss such grounds for termination at a meeting of the Board.
     (b) If the grounds for termination are those specified in clause (ii), (iii) or (iv) of paragraph (d) hereof, at such Board meeting the Board and the Executive shall discuss in good faith and shall determine and set forth in writing what actions the Executive might take, and by what date, to cure the material adverse impact or default, as the case may be, to the reasonable satisfaction of the Board, but in no event earlier than sixty (60) days after said meeting. When the Board and the Executive have agreed in writing upon a cure and the date by which it shall be provided, the Board shall take no further action regarding termination for Cause on such grounds until such date, and on such date it shall provide written notice to the Executive that either (i) the cure has been satisfactorily provided, and the Board shall continue to employ the Executive under this Agreement pursuant to the terms hereof, or (ii) the cure has not been satisfactorily provided and the Board is terminating the Executive’s employment for Cause effective immediately.
     (c) If the grounds for termination are those specified in clause (i) of paragraph (d) hereof, it is understood and agreed that no satisfactory cure is available. If following discussion with the Executive of the grounds for his termination (as specified in clause (i) of paragraph (d) hereof, at the Board meeting the Board shall continue intent on discharging the Executive for Cause on such grounds, the Company shall provide written notice of termination to the Executive within thirty (30) days of the date of such meeting, and such termination shall be effective upon the date set forth in such notice.

     (d) For purposes of this Agreement the term “Cause” shall mean:
          (i) the conviction of the Executive for a felony involving fraud or moral turpitude;
          (ii) The Executive’s engaging in activities prohibited by Section 10 hereof;
          (iii) the Executive’s frequent willful gross neglect (other than as a result of physical, mental or emotional illness) of his duties and responsibilities under this Agreement that has a material adverse impact on the business or reputation of the Company; or
          (iv) the Executive’s willful gross misconduct that has a material adverse impact on the business or reputation of the Company.
     (e) For each act or occurrence giving rise to a basis for termination for Cause, failure by the Company to timely give all written notices as set forth in this Section, from the date the Board or any of its members were either (i) aware of such act or occurrence giving rise to a basis for termination for Cause, or (ii) with reasonable due diligence should have known of such act or occurrence giving rise to a basis for termination for Cause, shall constitute a waiver of the Company’s right to terminate based upon such Cause, but such waiver shall not prejudice the Company’s right to terminate pursuant to this Section based upon another act or occurrence giving rise to a basis for termination for Cause, whether of the same or a different type.
     8. Resignation by Executive for “Good Reason”. In the event that the Company shall during the term of this contract (i) fail to continue the appointment of the Executive as Chairman and Chief Executive Officer, (ii) reduce the Executive’s annual salary below the minimum amount specified in Appendix A, (iii) materially diminish the duties or responsibilities of the Executive as Chairman and Chief Executive Officer, as the same are set forth hereinabove, (iv) assign to the Executive such duties and responsibilities inconsistent with his position as Chairman and Chief Executive Officer, or (v) materially change the geographic location of the Executive’s principal office to a location that is more than thirty (30) miles away (each of the foregoing hereinafter referred to as a “Triggering Event”), then the Executive may give notice to the Company of his election to terminate this Agreement pursuant to this Section, effective sixty (60) days from the date of such notice, unless the Company shall have cured the default giving rise to his Notice of Termination. Such notice from the Executive shall state the Triggering Event that provides the grounds for his termination, and such notice must be given, if at all, within one hundred and twenty (120) days of the occurrence of the Triggering Event referred to as providing such grounds for termination. Within the sixty (60) day period specified in the Executive’s notice to the Company, the Executive and the Board shall discuss in good faith what actions the Board might take, and by what date, to cure the default involved in the Triggering Event specified by the Executive. If within that sixty (60) day period the Board and the Executive are unable to agree in writing upon a cure or the date by which such cure shall be provided, the Executive’s termination shall be effective on the date specified in his original notice to the Company. If within such sixty (60) day period the Board and the Executive shall agree in writing upon a cure and the date by which it shall be provided, then on such date the

Executive shall notify the Board either (i) that the cure has been satisfactorily provided, and the Executive is willing to continue his employment under this Agreement pursuant to the terms hereof (except as such terms may have been altered by the agreed-upon cure), or (ii) that the cure has not been satisfactorily provided and the Executive is terminating his employment hereunder effective immediately.
9.	Termination of Employment as a Result of Change in Ownership or Control of the Company.
     (a) In the event that the Company shall merge with, or sell or otherwise dispose of all or substantially all of its assets or stock to, or is acquired by another corporation or other entity (hereinafter, a “Change in Ownership or Control”), and the parties to such agreement (i) do not appoint the Executive as Chairman and Chief Executive Officer (or to such other position of authority and responsibility as may be acceptable to the Executive in his sole discretion) of the newly created or merged entity or purchaser, or (ii) in connection with or following such a Change in Ownership or Control, cause a material change in the geographic location of the Executive’s principal office to a location that is more than thirty (30) miles away from its location immediately prior to the Change in Ownership or Control, then the Board shall notify the Executive in writing, specifying such other senior executive position with the new entity purchaser, or controlling entity, in which the Executive is to serve, the duties to be assigned to such position, and any other amendments to the terms and provisions of this Agreement that the above-mentioned parties propose. In no event, however, shall the remuneration, benefit coverage, stock option entitlements or severance payments be less than that provided for in this Agreement. At any time during the period following such notice and ending six (6) months from the effective date of the Change in Ownership or Control, the Executive may elect to give notice to the Company, to the purchaser, to the new entity, or to the controlling entity as the case may be, that he is terminating this Agreement pursuant to this Section, effective on the date specified in such notice. If the Agreement is terminated pursuant to this Section the Company shall provide the Executive all benefits and obligations as provided in Section 5 hereof; provided, however, that prior to the effective date of the Change in Ownership or Control, the Company shall make arrangements satisfactory to the Executive by providing adequate security that the new entity, purchaser or controlling entity following the Change in Ownership or Control will have the financial resources to make the payments and provide for the payments and benefits (or the economic equivalent thereof) to the Executive on a timely basis in accordance with the terms of this Agreement.
     (b) In the event the Change in Ownership or Control results in the dissolution, elimination or modification of the Company’s equity incentive plans, and the Executive becomes employed by the successor entity in accordance with Section 9(a) above, the Executive may, at his sole discretion, elect to (i) accept participation in and the award of equity incentives in such plans of the successor or controlling entity, as offered to him by such successor or controlling entity, or (ii) have all Equity Incentives not previously vested, become vested and to receive a payment in cash for and in lieu of such Equity Incentives as calculated in accordance with the following formula:
(A)	The cash equivalent of the Options shall be the average of the then present value of all options and stock appreciation rights granted to the Executive over the prior three (3) years, and shall be determined pursuant to the “Black-Scholes” options pricing model. The cash equivalent of any restricted stock , restricted stock units or other stock payments which are vested by reasons of this Section 9(b)(ii) will equal the same amount as if such restricted stock, restricted stock units or stock payments were unrestricted stock at the time of the Change in Ownership or Control.

The Executive will be provided with a lump-sum payment, within 30 days of the dissolution, elimination or modification of the Company’s equity incentive plans, equal to the calculated cash equivalent of the Equity Incentives, plus an additional cash amount (grossed up) to cover all taxes required to be paid by the Executive on this cash equivalent, provided, that Executive remains employed with the successor entity through the date of such dissolution, elimination or modification of the Company’s equity incentive plans.

(B)	In addition, the Executive will be credited, for the purpose of this Section 9(b), with additional equity incentives equal to 0.5 percent (0.5%) of the fully diluted capitalization of the Company calculated as of the day before the Change in Ownership or Control, multiplied by the number of years (including fraction thereof) from that date to the end of the Term of this Agreement as set forth in Section 4(a) (the “Cash Equivalency Obligation of Successor”).

On the first anniversary date of this Agreement following the Change in Ownership or Control, the successor entity shall provide the Executive with a cash payment to be calculated as follows: the Cash Equivalency Obligation of Successor multiplied by a fraction the numerator of which is the number of months or fraction thereof from the effective date of the Change in Ownership or Control to the anniversary date and the denominator of which is the total number of months or fraction thereof from the effective date of the Change in Ownership or Control and the end of the Term of this Agreement; provided, that Executive remains employed with the successor entity through the date of the first anniversary following a Change in Ownership or Control, and such cash payment is paid in a lump sum within thirty (30) days following such date. On each succeeding anniversary date through the end of the Term of this Agreement, the successor entity shall provide the Executive with a cash payment to be calculated as follows: the Cash Equivalency Obligation of Successor multiplied by a fraction, the numerator of which is 12 and the denominator of which is the total number of months between the effective date of the Change in Ownership or Control and the end of the Term of this Agreement;

provided, however, that Executive will be eligible to receive each such cash payment due upon each successive anniversary following a Change in Ownership or Control only if: (i) Executive remains employed with the successor entity through the date of such successive anniversary and the cash payment payable upon such anniversary is paid in a lump sum within thirty (30) days following such anniversary date, or (ii) if Executive is terminated by the Company without Cause (under Section 4(b)(ii)) or has an “involuntary separation from service” within the meaning of Treasury Regulation Section 1.409A-1(n)(2)(i), the cash payment payable during the period in which the Date of Termination occurs is paid in a lump sum within thirty (30) days following the Date of Termination.
     (c) In the event the Change in Ownership or Control results in the Executive’s participation in a medical insurance plan which provides a lesser amount of benefits or coverage than the Company’s medical plan for the Executive and/or members of his immediate family, the successor or controlling entity shall provide the Executive with a cash payment sufficient to reimburse the Executive for all medical expenses incurred by the Executive for himself and for members of his immediate family, and the successor or controlling entity shall provide the Executive with an additional cash amount (gross up) to cover all taxes required to be paid by the Executive on such medical expense reimbursement.
     10. Agreement Not to Compete. The Executive agrees that during his employment by the Company, and for a period of one (1) year following the termination of such employment, except if the Executive’s termination arises as a result of a Change in Ownership or Control as provided for in Section 5(a)(iii) and 9 herein, in which case the Executive shall not be bound by any post-termination agreement not to compete, he will not, without the prior written consent of the Company, either directly or indirectly, on his own behalf or in the service or on behalf of others as a shareholder (other than ownership of less than five percent (5%) of the outstanding voting securities of an entity whose voting securities are traded on a national securities exchange), officer, trustee, consultant, or executive or managerial employee, engage in, consult with or be employed by any Competing Business.
     11. Agreement Not to Solicit Customers. The Executive agrees that during his employment by the Company and for a period of one (1) year following the termination of such employment, except if the Executive’s termination is for Cause under Section 7 or voluntary resignation under Section 4(b)(vii), or if the Executive’s termination arises as a result of a Change in Ownership or Control as provided for in Section 5(a)(iii) and 9 herein, in which case the Executive shall not be bound by any post-termination agreement not to solicit customers, he will not without the prior written consent of the Company, either directly or indirectly, on his own behalf or in the service or on behalf of others, solicit, divert or appropriate, or attempt to solicit, divert or appropriate, to any Competing Business, any person or entity whose account with the Company was sold or serviced by or under the supervision of the Executive during the two (2) years preceding the termination of such employment. For the purposes hereof, such persons or entities shall not include wholesale pharmaceutical distributors, major drug chains or other distribution intermediaries.

     12. Agreement Not to Solicit Employees. The Executive agrees that during his employment by the Company and for a period of one (1) year following the termination of such employment, except if the Executive’s termination is for Cause under Section 7, or voluntary resignation under Section 4(b)(vii), or if the Executive’s termination arises as a result of a Change in Ownership or Control as provided for in Section 5(a)(iii) and 9 herein, in which case the Executive shall not be bound by any post-termination agreement not to solicit employees, he will not, either directly or indirectly, on his own behalf or in the service or on behalf of others, solicit, divert or hire away, or attempt to solicit, divert or hire away, to any Competing Business any person employed by the Company, whether or not such employee is a full-time employee or a temporary employee of the Company, whether or not such employment is pursuant to written agreement and whether or not such employment is for a determined period or is at will.
     13. Ownership, Non-Disclosure and Non-Use of Confidential Information.
     (a) The Executive acknowledges and agrees that all Confidential Information as defined in Section 1(c), hereof, and all physical embodiments thereof, are confidential to and shall be and remain the sole and exclusive property of the Company. Upon request by the Company, and in any event upon termination of his employment with the Company for any reason, the Executive shall promptly deliver to the Company all property belonging to the Company, including without limitation, all Confidential Information (and all embodiments thereof), then in his custody, control or possession.
     (b) The Executive agrees that he will not, either during the term of his employment by the Company, or for a period of five (5) years after the termination of his employment, without the prior written consent of the Company, disclose or make available any Confidential Information, as defined in Section 1(c) hereof, to any person or entity, nor shall he make or cause to be made, or permit or allow, either on his own behalf or on behalf of others, any use of such Confidential Information other than in the proper performance of his duties hereunder.
     14. Ownership of Inventions.
     (a) The Executive shall promptly disclose to the Company all discoveries, inventions, and improvements, patentable or unpatentable, conceived or made by the Executive, individually or jointly with any other person or persons, during the period of his employment by the Company (whether or not during working hours) relating in any manner to the business or activities of the Company, whether such discovery, invention or improvement be a machine, apparatus, process, composition, article, or other subject. All such discoveries, inventions and improvements shall be the sole and exclusive property of the Company in respect to any and all countries, their territories and possessions. The Executive shall, during his employment within the Company and thereafter, perform at the request and expense of the Company all lawful acts and execute, acknowledge and deliver all such instruments deemed necessary by the Company to vest in the Company the entire right, title and interest in and to such discoveries, inventions and improvements, and to enable the Company to properly prepare, file and prosecute applications for and obtain patents (including like kinds of industrial property) thereon in any and all countries selected by the Company as well as reissues, renewals and extensions thereof, and to obtain and record title to such applications and patents so that the Company shall be the sole and absolute owner thereof in any and all countries in which it may desire patent or like protection.

     (b) Any provision in this Agreement requiring the Executive to assign his rights in any invention does not apply to an invention for which no equipment, supplies, facility, or trade secret information of the Company was used and which was developed entirely on the Executive’s own time, and: (a) which does not relate (i) to the Business of the Company or (ii) to the Company’s actual or demonstrably anticipated research or development, or (b) which does not result from any work performed by the Executive for the Company.
     15. Business and Travel Expense. The Executive shall be reimbursed for his out-of-pocket expenses incurred in carrying out the Company’s business, including all travel and entertainment expenses reasonably required by the Executive in his position as Chairman and Chief Executive officer, in accordance with Company policy and upon proof of such expenditures. It is understood that the Executive’s significant other may accompany him on business travel when the Executive determines that her presence will enable him to further the interests of the Company and in such circumstances the Executive shall be reimbursed for her reasonable out-of-pocket travel and entertainment expenses as well.
     16. Financial Planning Expenses. The Company shall reimburse the Executive for reasonable costs and expenses incurred by the Executive for financial, estate and tax planning up to an aggregate of Ten Thousand Dollars ($10,000) annually.
     17. Legal and Consulting Fees. The Company shall pay all reasonable legal fees and consulting expenses incurred by the Executive in connection with the negotiation and preparation of this Agreement.
     18. Resolution of Disputes.
     (a) Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration in the City of Phoenix, in accordance with the rules of the American Arbitration Association (the “AAA”). The arbitration shall be before three (3) arbitrators, all of whom shall be attorneys. One arbitrator shall be appointed by the Executive; one arbitrator shall be appointed by the Company, and the third Arbitrator shall be selected by the two appointed Arbitrators. In the event the two appointed Arbitrators are unable to agree upon the third Arbitrator, either party may petition the Superior Court of the State of Arizona, Maricopa County, for appointment of the third arbitrator. The arbitrators shall not have the authority to add to, subtract from or in any way modify the express written terms of the Agreement, and in rendering an award, the arbitrators shall be required to adhere to the express written provisions of this Agreement and the intention of the parties appearing therefrom. The decision of the arbitrators shall be final and binding on the parties hereto and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof.
     (b) The costs for the arbitration shall be borne equally by both parties.
     (c) Pending the outcome or resolution of any arbitration, the Company shall continue payment of all amounts when and as due the Executive under this Agreement without regard to any dispute; provided, however, that if the arbitration shall be decided in favor of the Company, the, Executive shall promptly repay to the Company, with interest at the prime rate as published from time to time by Chemical Bank, all amounts he would not have been entitled to receive under this Agreement had the dispute not been taken to arbitration, and the arbitration award in favor of the Company shall be deemed an award in the amount of the repayment due to the Company.
     19. Compliance With Securities Laws. The Executive shall comply with all federal and state securities laws and Company policies and guidelines relating thereto concerning insider trading, reporting requirements, and confidentiality of undisclosed internal material information about the Company.
     20. Severability, etc.
     (a) The Executive agrees that the covenants and agreements contained in Sections 10, 11, 12 and 13 of this Agreement, and the subsections of those Sections, are of the essence of this Agreement; that each of such covenants is reasonable and necessary to protect and preserve the interests and properties of the Company and the Business of the Company; that the company is engaged in the Business of the company; that irreparable loss and damage will be suffered by the Company should the Executive breach any of such covenants and agreements; that each of such covenants and agreements is separate, distinct and severable not only from the other of such covenants and agreements but also from the other and remaining provisions of this Agreement; that the unenforceability of any such covenant or agreement shall not affect the validity or enforceability of any other such covenant or agreements or any other provision or provisions of this Agreement; and that, in addition to other remedies available to it, the Company shall be entitled to seek both temporary and permanent injunctive relief to prevent a breach or contemplated breach by the Executive of any of such covenants or agreements.
     (b) In the event any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable because it is invalid or in conflict with any law of any relevant jurisdiction, the validity of the remaining provisions shall not be affected, and the rights and obligations of the parties shall be construed and enforced as if this Agreement did not contain such invalid or unenforceable provisions.
     21. No Set-Off By the Company. The Company shall continue to provide to the Executive all compensation, benefits and prerequisites of the office of Chairman and Chief Executive Officer provided for in this Agreement notwithstanding the existence of any claim, dispute, action or cause of action by the Company against the Executive, whether based upon this Agreement or otherwise. Such dispute, claim or cause of action by the Company against the Executive shall be resolved in accordance with Section 18 hereof, with the exception of the Company’s right to seek injunctive relief provided for in Section 20 hereof.
     22. Headings. The headings of the Sections contained in this Agreement are for convenience only and shall not be deemed to control or affect the meaning or construction of any provision of this Agreement.
     23. Notices. Any notice to either party hereunder shall be in writing, and shall be deemed to be sufficiently given to or served on such party, for all purposes, if the same shall be personally delivered to such party, or sent to such party by registered mail, postage prepaid, at the address of such party given above. Either party hereto may change the address to which notices are to be sent to such party hereunder by written notice of such new address given to the other party hereto.
     24. Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Arizona applicable to contracts to be performed therein, without regard to conflict of laws principles.
     25. Assignment. This Agreement may not be assigned by the Company without the prior written consent of the Executive. The Executive shall have the right to designate a beneficiary, his executor, his administrator or his estate to receive any payments or benefits payable under this Agreement upon his death.
     26. Waiver. Except as otherwise provided for in this Agreement, no term or condition of this Agreement shall be deemed to have been waived, nor shall there be any estoppel against the enforcement of any provision of this Agreement, except by written instrument of the party charged with such waiver or estoppel. No such written waiver shall be deemed a continuing waiver unless specifically stated therein, and each such waiver shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future or as to any act other than that specifically waived.
     27. Amendment of Agreement. This Agreement may not be modified or amended except by an instrument in writing signed by the parties hereto.
     28. Entire Agreement. This Agreement represents the entire understanding of the parties hereto and supersedes any prior understandings or agreements between the parties, except that this Agreement shall not affect or operate to reduce any benefit or compensation inuring to the Executive of a kind elsewhere provided and not expressly provided in this Agreement.
     29. Counterparts.
     This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which shall constitute the same instrument.
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     IN WITNESS WHEREOF, the Executive has executed this Agreement and the Company has caused this Agreement to be executed by its representative thereunto duly authorized as of the date set forth above.

MEDICIS PHARMACEUTICAL CORPORATION
By:	/s/ Jason D. Hanson
Jason D. Hanson
Chief Operating Officer

By:	/s/ Spencer Davidson
Spencer Davidson
Chairman, Stock Option and Compensation Committee, Member of Board of Directors

By:	/s/ Jonah Shacknai
Jonah Shacknai

EXHIBIT A
     The following sets forth the Executive’s compensation in accordance with paragraph 3(a):

1. Annual base compensation* (“Base Salary”)	$1,100,000 per year

2. Health/Medical and other Employee benefits provided to other employees of the Company.	Actual cost

3. Stock Options and Restricted Stock Grants	Grants as determined by Stock Option and Compensation Committee from time to time

4. Annual Cash Bonus	The Board agrees to determine, in good faith, the annual cash bonus to be provided to the Executive based upon the Executive’s performance and the performance of the Company measured against the Company’s fiscal plan for the prior fiscal year calculated in accordance with the Company’s bonus plans as they may be in effect from time to time.

*	The Stock Option and Compensation Committee will review the base salary amount annually and provide an increase in the Executive’s base annual compensation as appropriate and within its discretion.

Exhibit A — Page 1

EXHIBIT B
Limitation on Payments.
     (a) Notwithstanding any other provisions of this Agreement, in the event that any payment or benefit received or to be received by the Executive (including any payment or benefit received in connection with a Change in Ownership or Control or the termination of the Executive’s employment, whether pursuant to the terms of this Agreement or any other plan, arrangement or agreement) (all such payments and benefits, including the payments and benefits under Sections 5, 8 and 9 of this Agreement, being hereinafter referred to as the “Total Payments”) would be subject (in whole or part), to the excise tax imposed under Section 4999 of the Code (the “Excise Tax”), then, after taking into account any reduction in the Total Payments provided by reason of Section 280G of the Code in such other plan, arrangement or agreement, the cash severance payments shall first be reduced, and the noncash severance payments shall thereafter be reduced, to the extent necessary so that no portion of the Total Payments is subject to the Excise Tax but only if (i) the net amount of such Total Payments, as so reduced (and after subtracting the net amount of federal, state and local income taxes on such reduced Total Payments and after taking into account the phase out of itemized deductions and personal exemptions attributable to such reduced Total Payments) is greater than or equal to (ii) the net amount of such Total Payments without such reduction (but after subtracting the net amount of federal, state and local income taxes on such Total Payments and the amount of Excise Tax to which the Executive would be subject in respect of such unreduced Total Payments and after taking into account the phase out of itemized deductions and personal exemptions attributable to such unreduced Total Payments). The Total Payments shall be reduced by the Company in its reasonable discretion in the following order: (A) reduction of any cash severance payments otherwise payable to the Executive that are exempt from Section 409A of the Code, (B) reduction of any other cash payments or benefits otherwise payable to the Executive that are exempt from Section 409A of the Code, but excluding any payment attributable to the acceleration of vesting or payment with respect to any stock option or other equity award with respect to the Company’s Common Stock that are exempt from Section 409A of the Code, (C) reduction of any other payments or benefits otherwise payable to the Executive on a pro-rata basis or such other manner that complies with Section 409A of the Code, but excluding any payment attributable to the acceleration of vesting and payment with respect to any stock option or other equity award with respect to the Company’s common stock that are exempt from Section 409A of the Code, and (D) reduction of any payments attributable to the acceleration of vesting or payment with respect to any stock option or other equity award with respect to the Company’s common stock that are exempt from Section 409A of the Code.
     (b) For purposes of determining whether and the extent to which the Total Payments will be subject to the Excise Tax, (i) no portion of the Total Payments the receipt or enjoyment of which the Executive shall have waived at such time and in such manner as not to constitute a “payment” within the meaning of Section 280G(b) of the Code shall be taken into account, (ii) no portion of the Total Payments shall be taken into account which, in the written opinion of independent auditors of nationally recognized standing (“Independent Advisors”) selected by the Company, does not constitute a “parachute payment” within the meaning of Section 280G(b)(2) of the Code (including by reason of Section 280G(b)(4)(A) of the Code) and, in calculating the Excise Tax, no portion of such Total Payments shall be taken into account which, in the opinion
Exhibit B — Page 1

of Independent Advisors, constitutes reasonable compensation for services actually rendered, within the meaning of Section 280G(b)(4)(B) of the Code, in excess of the Base Amount (as defined in Section 280G(b)(3) of the Code) allocable to such reasonable compensation, and (iii) the value of any non cash benefit or any deferred payment or benefit included in the Total Payments shall be determined by the Independent Advisors in accordance with the principles of Sections 280G(d)(3) and (4) of the Code.
Exhibit B — Page 2